Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	ClubCorp, Inc.

a)	Operating in the hospitality line of business

b)	Names of:

i)	323 consolidated wholly owned subsidiaries operating in the United States have been omitted; and

ii)	25 consolidated wholly owned subsidiaries operating in foreign countries have been omitted.